Exhibit 99.1

Bitdeer Reports Unaudited Financial Results for the Third Quarter of 2023 and Operational Update

SINGAPORE – November 13, 2023 – Bitdeer Technologies Group (NASDAQ: BTDR) (“Bitdeer” or the “Company”), a world-leading technology company for blockchain and high-performance computing, today announced its unaudited financial results for the third quarter ended September 30, 2023.

Q3 2023 Financial Highlights

•	Total revenue was US$87.3 million, compared to US$76.6 million in Q3 2022.
•	Net loss was US$1.8 million, compared to a net loss of US$22.1 million in Q3 2022.
•	Adjusted profit was US$10.5 million, compared to an adjusted loss of US$4.1 million in Q3 2022.
•	Adjusted EBITDA was US$28.0 million, compared to US$8.7 million in Q3 2022.
•	Cash and cash equivalents were US$134.5 million as of September 30, 2023.

Linghui Kong, Chief Executive Officer of Bitdeer, commented, “We delivered another robust performance in the third quarter, as our self-mining business mined 1,085 Bitcoins, representing a 121% year-over-year increase. We increased our revenues by 14% to US$87.3 million and our adjusted EBITDA by 222% to US$28.0 million year over year. These results were driven primarily by a 64% increase in our total hash rate under management over the past year to 21.2 EH/s, positioning us as one of the largest publicly traded commercial miners in the world by hash rate. Our operational and strategic excellence continued to drive our results, with developments during the quarter providing a foundation for long-term, sustainable growth. We recently became a Preferred Cloud Service Provider in the NVIDIA Partner Network, and we expect to launch Bitdeer AI Cloud in the first quarter of next year, which will be among the first cloud services powered by NVIDIA DGX SuperPod with DGX H100 systems in the Asia region. This development opens the door for new opportunities which synergize with our existing experience in cloud service and high-performance computing. On the infrastructure front, we further expanded and diversified our global footprint as our Bhutan-based Gedu datacenter, the Company’s first datacenter in Asia, entered full operations in August. This carbon-free datacenter has added 100MW to our aggregate electrical capacity and 3.3EH/s to our proprietary hash rate, and we expect to be able to further boost its operational scale in the future. We are also making progress towards the construction of a 175MW immersion cooling datacenter at our Tydal mining facility in Norway, which we anticipate will be completed in 2025. Moving forward, we will continue to evaluate the allocation of our hash rate between our three distinct business lines in order to further maximize profitability and shareholder value.”

“To supplement last quarter’s US$1,000,000 share repurchase program, our board of directors approved an additional US$2,000,000 share repurchase program in October. We are confident in the long-term stability and growth potential of our business, and we remain committed to creating lasting value for our shareholders.”

The majority of the Company’s revenue is derived from its three distinct business lines:

•	Self-mining refers to cryptocurrency mining for the Company’s own account, which allows it to directly capture the high appreciation potential of cryptocurrency.

•	Hash Rate Sharing currently primarily includes Cloud Hash Rate, in which the Company offers hash rate subscription plans and shares mining income with customers under certain arrangements.

•	Hosting encompasses a one-stop mining machine hosting solution including deployment, maintenance, and management services for efficient cryptocurrency mining.

Financial Highlights

•
Total revenue was US$87.3 million in the third quarter of 2023, compared to US$76.6 million in the corresponding period of 2022, primarily due to the increase in revenue generated from the Company’s self-mining business as a result of the increased self-mining hash rate and increased Bitcoin production. The Company’s increased hosting capacity also led to an increase in revenue generated from hosting services. These increases were partially offset by a decrease in revenue generated from Cloud Hash Rate.

•
Net loss was US$1.8 million in the third quarter of 2023, compared to a net loss of US$22.1 million in the corresponding period of 2022. Net loss in the third quarter of 2023 was primarily caused by share-based payment expenses of US$12.3 million. Net loss in the third quarter of 2022 was primarily driven by share-based payment expenses of US$18.0 million and elevated electricity costs in Texas in the third quarter of 2022.

•
Adjusted profit was US$10.5 million in the third quarter of 2023, compared to an adjusted loss of US$4.1 million in the corresponding period of 2022. Adjusted profit/(loss) is a non-IFRS financial measure and is used by the Company as a supplemental measure to review and assess the Company’s operating performance and is defined as profit/(loss) adjusted to exclude the listing fee and share-based payment expenses under IFRS 2.

•
Adjusted EBITDA was US$28.0 million in the third quarter of 2023, compared to US$8.7 million in the corresponding period of 2022. Adjusted EBITDA is a non-IFRS financial measure and is used by the Company as a supplemental measure to review and assess the Company’s operating performance and is defined as earnings before interest, taxes, depreciation and amortization, further adjusted to exclude the listing fee and share-based payment expenses under IFRS 2.

•	Cash and cash equivalents were US$134.5 million as of September 30, 2023.

•	Total Borrowings were US$22.6 million as of September 30, 2023.

Operational Highlights

Metrics	Three Months Ended September 30,
	2023	2022
Total hash rate under management (EH/s)	21.2	12.9
- Proprietary hash rate	8.7	4.4
• Self-mining	7.2	2.6
• Cloud Hash Rate	1.5	1.8
- Hosting	12.5	8.5
Mining machines under management	221,000	143,000
- Self-owned	92,000	56,000
- Hosted	129,000	87,000
Aggregate electrical capacity (MW)	895	755
Bitcoin mined (self-mining only)	1,085	490

•	Total hash rate under management, which consists of proprietary hash rate and hosting hash rate, was 21.2 EH/s as of September 30, 2023.

•	Proprietary hash rate was 8.7 EH/s as of September 30, 2023, with 7.2 EH/s allocated to the Company’s self-mining business and 1.5 EH/s to its Cloud Hash Rate business.

•	Hosting hash rate was 12.5 EH/s as of September 30, 2023.

•
Self-mining business mined 1,085 Bitcoins in the third quarter of 2023, representing a 121.4% increase as compared to 490 Bitcoins in the corresponding period of 2022, due to the increase in hash rate allocated to the Company’s self-mining business. The Company generally does not hold cryptocurrencies obtained through its self-mining business, and promptly converts them into fiat currency.

•	Mining machines under management was approximately 221,000 ASIC mining machines as of September 30, 2023.

Self-owned mining machines for the Company’s self-mining business and Cloud Hash Rate business increased to approximately 92,000, primarily due to the launch of the mining datacenter in Bhutan.

Hosted mining machines increased to approximately 129,000, primarily due to the expansion of the Company’s mining datacenter in North America, which provides more capacity to serve hosting customers.

•
Aggregate electrical capacity was 895MW across six mining datacenters as of September 30, 2023, representing an 18.5% increase from 755MW as of September 30, 2022. The Company also has another 175MW under construction in Norway as of September 30, 2023. The expansion to the Company’s Tydal mining facility in Norway is expected to be completed in 2025.

•	Total power usage was approximately 1,209,000 MWH across the Company’s six mining datacenters in the third quarter of 2023.

•	Average cost of electricity was approximately US$32/MWH in the third quarter of 2023.

•	Average miner efficiency was 32.4 J/TH as of September 30, 2023.

Financial Results

	Three Months Ended September 30, 2023
	(US$’000)
Business lines	Self- mining	Cloud Hash Rate	General Hosting	Membership Hosting
Revenue	30,106	15,575	22,217	16,040
Cost of revenue
Including:
- Electricity cost in operating mining machines	(15,166)	(3,534)	(9,642)	(9,263)
- Depreciation and share-based payment expenses	(8,998)	(4,720)	(3,108)	(2,245)
- Other cash costs	(2,355)	(1,218)	(1,739)	(1,293)
Total cost of revenue	(26,519)	(9,472)	(14,489)	(12,801)
Gross profit / (loss)	3,587	6,103	7,728	3,239

	Three Months Ended September 30, 2022
	(US$’000)
Business lines	Self- mining	Cloud Hash Rate	General Hosting	Membership Hosting
Revenue	10,792	26,636	26,739	4,704
Cost of revenue
Including:
- Electricity cost in operating mining machines	(5,230)	(6,848)	(24,810)	(4,345)
- Depreciation and share-based payment expenses	(5,945)	(7,794)	(4,118)	(583)
- Other cash costs	(1,070)	(2,413)	(2,229)	(636)
Total cost of revenue	(12,245)	(17,055)	(31,157)	(5,564)
Gross profit / (loss)	(1,453)	9,581	(4,418)	(860)

Revenue

Total revenue was US$87.3 million in the third quarter of 2023, compared to US$76.6 million in the third quarter of 2022.

•
Self-mining revenue was US$30.1 million, compared to US$10.8 million in the third quarter of 2022, primarily due to the increase in self-mining hash rate from the Company’s 100MW Gedu mining datacenter in Bhutan that entered operations during the quarter as well as a higher average price of Bitcoin.

•	Cloud Hash Rate revenue was US$15.6 million, compared to US$26.6 million in the third quarter of 2022, primarily due to changes in the amount of active Cloud Hash Rate orders.

•
General Hosting revenue was US$22.2 million, compared to US$26.7 million in the third quarter of 2022, primarily because the capacity of general hosting was modestly lower in the third quarter of 2023 compared to the same period of 2022.

•
Membership Hosting revenue was US$16.0 million, compared to US$4.7 million in the third quarter of 2022, primarily due to revenue generated from the expansion of the Company’s mining datacenter in North America, which provides more capacity to serve hosting customers.

Cost of Revenue

Cost of revenue was US$66.2 million in the third quarter of 2023, compared to US$73.0 million in the corresponding period of 2022, primarily due to decreases in electricity costs, which were elevated in the third quarter of 2022, and decreases in share-based compensation and staff costs for mining datacenter personnel.

Gross Profit

Gross profit was US$21.1 million in the third quarter of 2023, representing a 24.2% gross margin, compared to US$3.5 million, or a 4.6% gross margin, in the corresponding period of 2022.

Operating Expenses

The sum of below operating expenses in the third quarter of 2023 was US$27.3 million, as compared to US$28.3 million in the corresponding period of 2022.

•	Selling expenses were US$1.9 million, compared to US$2.3 million in the third quarter of 2022, primarily due to decreases in share-based compensation to sales personnel.

•
General and administrative expenses were US$16.8 million, compared to US$18.9 million in the third quarter of 2022, primarily due to decreases in share-based compensation, partially offset by an increase in staff costs to general and administrative personnel.

•
Research and development expenses were US$8.5 million, compared to US$7.2 million in the third quarter of 2022, primarily due to increases in salaries, wages, and other benefits caused by the increase in the number of research and development personnel, and increases in research and development technical service fees.

Net Loss

Net loss was US$1.8 million, compared to a net loss of US$22.1 million in the third quarter of 2022.

Adjusted Profit/(loss) (Non-IFRS)

Adjusted profit was US$10.5 million, compared to an adjusted loss of US$4.1 million in the third quarter of 2022.

Adjusted EBITDA (Non-IFRS)

Adjusted EBITDA was US$28.0 million, compared to US$8.7 million in the third quarter of 2022, primarily due to the increase in revenue and decreases in electricity costs and losses on foreign currency transactions.

Liquidity

As of September 30, 2023, the Company held US$134.5 million in cash and cash equivalents, as compared to US$130.2 million as of June 30, 2023. The cash inflow mainly came from the Company’s operational results, partially offset by use of cash including payment for mining datacenter construction of US$13.4 million and repayment of convertible debt of US$7.0 million.

Recent Developments

On October 19, 2023, the Company announced that its board of directors has approved a new share repurchase program under which the Company may repurchase up to US$2,000,000 worth of its Class A ordinary shares, effective through April 17, 2024.

On November 9, 2023, the Company announced that it has become a Preferred Cloud Service Provider (CSP) in the NVIDIA Partner Network and plans to launch Bitdeer AI Cloud, among the first cloud services powered by NVIDIA DGX SuperPOD with DGX H100 systems in the Asia region. The service will provide Bitdeer’s customers with access to NVIDIA AI supercomputing to help them accelerate their development of generative AI, large language models (LLMs), and other AI workloads. Bitdeer expects its upcoming DGX SuperPOD-based high-performance cloud service platform to launch in the first quarter of 2024.

About Bitdeer Technologies Group

Bitdeer is a world-leading technology company for blockchain and high-performance computing. Bitdeer is committed to providing comprehensive digital asset computing solutions for its customers. Bitdeer handles complex processes involved in computing such as equipment procurement, transport logistics, datacenter design and construction, equipment management and daily operations. Headquartered in Singapore, Bitdeer has deployed datacenters in the United States, Norway, and Bhutan. To learn more, please visit https://www.bitdeer.com/.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward-looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

Use of Non-IFRS Financial Measures

In evaluating the Company’s business, the Company considers and uses non-IFRS measures, adjusted EBITDA and adjusted profit/(loss), as supplemental measures to review and assess its operating performance. The Company defines adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, further adjusted to exclude the listing fee and share-based payment expenses under IFRS 2, and defines adjusted profit/(loss) as profit/(loss) adjusted to exclude the listing fee and share-based payment expenses under IFRS 2. The Company presents these non-IFRS financial measures because they are used by its management to evaluate its operating performance and formulate business plans. The Company also believes that the use of these non-IFRS measures facilitate investors’ assessment of its operating performance. These measures are not necessarily comparable to similarly titled measures used by other companies. As a result, investors should not consider these measures in isolation from, or as a substitute analysis for, the Company’s loss for the periods, as determined in accordance with IFRS.

The Company compensates for these limitations by reconciling these non-IFRS financial measures to the nearest IFRS performance measure, all of which should be considered when evaluating its performance. The Company encourages investors to review its financial information in its entirety and not rely on a single financial measure.

The following table presents a reconciliation of loss for the relevant period to adjusted EBITDA and adjusted profit, for the three and nine months ended September 30, 2023 and 2022.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
	US$	US$	US$	US$
	(in thousands)

Adjusted EBITDA
Loss for the periods	(1,798)	(22,137)	(51,625)	(47,331)
Add：
Depreciation and amortization	19,664	18,493	55,887	47,744
Income tax (benefit) / expenses	(1,458)	(5,282)	(4,265)	2,693
Interest (income)/ expense, net	(734)	(392)	(2,119)	1,337
Listing fee	-	-	33,151	-
Share-based payment expenses	12,319	18,025	34,166	72,450
Total of Adjusted EBITDA	27,993	8,707	65,195	76,893

Adjusted Profit / (loss)
Loss for the periods	(1,798)	(22,137)	(51,625)	(47,331)
Add：
Listing fee	-	-	33,151	-
Share-based payment expenses	12,319	18,025	34,166	72,450
Total of Adjusted Profit / (loss)	10,521	(4,112)	15,692	25,119

Unaudited Consolidated Statements of Financial Position

	As of September 30,	As of December 31,
	2023	2022
	US$	US$
	(in thousands)
ASSETS
Cash and cash equivalents	134,512	231,362
Cryptocurrencies	9,126	2,175
Trade receivables	13,712	18,304
Amounts due from a related party	1	397
Mining machines	71,432	27,703
Prepayments and other assets	90,860	59,576
Financial assets at fair value through profit or loss	36,486	60,959
Restricted cash	9,538	11,494
Right-of-use assets	60,196	60,082
Property, plant and equipment	153,297	138,636
Investment properties	33,917	35,542
Intangible assets	4,920	322
Deferred tax assets	3,610	4,857
TOTAL ASSETS	621,607	651,409

LIABILITIES
Trade payables	24,962	15,768
Other payables and accruals	30,642	22,176
Amounts due to a related party	126	316
Income tax payables	948	657
Deferred revenue	148,379	182,297
Borrowings	22,562	29,805
Lease liabilities	71,066	70,425
Deferred tax liabilities	4,162	11,626
TOTAL LIABILITIES	302,847	333,070

NET ASSETS	318,760	318,339

EQUITY
Share capital*	-	-
Treasury shares	(233)	-
(Accumulated deficit) / retained earnings	(44,822)	6,803
Reserves*	363,815	311,536
TOTAL EQUITY	318,760	318,339

* After giving the effects of the reverse recapitalization completed in April 2023.

Unaudited Consolidated Statements of Operations and Comprehensive Loss

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
	US$	US$	US$	US$
	(in thousands)

Revenue	87,303	76,582	253,706	256,201
Cost of revenue	(66,187)	(73,040)	(202,941)	(183,662)
Gross profit	21,116	3,542	50,765	72,539
Selling expenses	(1,926)	(2,307)	(6,241)	(8,610)
General and administrative expenses	(16,849)	(18,880)	(49,320)	(71,566)
Research and development expenses	(8,501)	(7,155)	(21,228)	(26,898)
Listing fee	-	-	(33,151)	-
Other operating income / (expenses)	818	34	718	(2,757)
Other net gain	862	96	2,470	1,226
Loss from operations	(4,480)	(24,670)	(55,987)	(36,066)
Finance income / (expenses)	1,224	(2,749)	97	(8,572)
Loss before taxation	(3,256)	(27,419)	(55,890)	(44,638)
Income tax benefit / (expenses)	1,458	5,282	4,265	(2,693)
Loss for the periods	(1,798)	(22,137)	(51,625)	(47,331)
Other comprehensive Loss
Loss for the periods	(1,798)	(22,137)	(51,625)	(47,331)
Other comprehensive income for the periods
Item that may be reclassified to profit or loss
- Exchange differences on translation of financial statements	8	11	17	11
Other comprehensive income for the periods, net of tax	8	11	17	11
Total comprehensive loss for the periods	(1,790)	(22,126)	(51,608)	(47,320)

Loss per share*
Basic	(0.02)	(0.20)	(0.47)	(0.44)
Diluted	(0.02)	(0.20)	(0.47)	(0.44)
Weighted average number of shares outstanding (thousand shares)*
Basic	111,284	108,681	110,303	108,681
Diluted	111,284	108,681	110,303	108,681

* After giving the effects of the reverse recapitalization completed in April 2023.

Contacts

Investor Relations
Robin Yang, Partner
ICR, LLC
Email: Bitdeer.ir@icrinc.com
Phone: +1 (212) 537-5825

Public Relations
Brad Burgess, SVP
ICR, LLC
Email: Bitdeer.pr@icrinc.com
Phone: +1 (212) 537-4056